UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2003

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

RESULTS

THIRD QUARTER			$ million	NINE MONTHS
2003	2002	%		2003	2002	%

2,665	2,631	+1	Net Income	10,824	7,105	+52
70	212		Estimated current cost of supplies	(312)	509
			(CCS) adjustment
2,595	2,419	+7	CCS earnings	11,136	6,596	+69
-	178		Special credits/(charges) – see note 3	1,036	160
			Asset retirement obligations – see note 1	255
2,595	2,241	+16	Adjusted CCS earnings	9,845	6,436	+53
Return on Average Capital Employed on a Net Income basis	15.9%	11.6%
Return on Average Capital Employed on a CCS earnings basis	16.5%	11.9%

To facilitate a better understanding of the underlying business performance, the financial results are analysed on an estimated current cost of supplies (CCS) basis adjusting for those credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings. It should be noted that adjusted CCS earnings is not a measure of financial performance under generally accepted accounting principles in the Netherlands and the USA.

Key features of the third quarter 2003

  Reported net income of $2,665 million was 1% above last year.

  The Group’s adjusted CCS earnings (i.e. on an estimated current cost of supplies basis excluding special items) for the quarter were $2,595 million, 16% higher than a year ago.

  On an adjusted CCS basis, Royal Dutch earnings per share were €0.66 ($0.75 per share), an increase compared with last year of 2% (17% in $ per share), and Shell Transport earnings per share were 6.7p, an increase of 12%.

  The 2003 interim dividends of $2.7 billion were paid to shareholders during the quarter, bringing the year to date payments for dividends to $6.4 billion.

  Consistent progress on strategic milestones for the year to date includes: Athabasca oil sands production, first deepwater Brazil and offshore Nigeria production, the investment decision for Sakhalin II, increased shareholding in Kashagan, entry into Qatar and Saudi Arabia and further extension of the global liquefied natural gas (LNG) portfolio.

  Exploration and Production adjusted segment earnings of $2,057 million were up from $1,684 million a year ago. The increase reflected significantly higher gas realisations and higher oil prices partly offset by lower hydrocarbon volumes. Gains on divestments and one-off tax benefits were offset by impairments of various assets.

  The Heads of Agreement with Qatar Petroleum for the $5 billion development of the world largest Gas to Liquids plant (Shell share 100%) in Qatar was announced in October.

  Gas & Power adjusted segment earnings were $65 million compared to $127 million a year ago. The results include net unusual charges of $239 million related to impairments in the power sector partially offset by a credit resulting from the change in the accounting for tolling arrangements. The earnings reflect strong market demand for LNG and continued high LNG prices.

  Oil Products adjusted CCS segment earnings were $880 million compared to $527 million a year ago. Stronger margins in all regions supported higher earnings.

  Chemicals adjusted segment earnings of $12 million compared to $164 million a year ago. Earnings were impacted by declining unit margins, higher cost, business restructuring and asset impairment charges totalling $56 million, which were partly offset by higher volumes.

  Capital investment for the quarter totalled $3.6 billion, including the Sakhalin II LNG project on a 100% basis, and the increased shareholding in Kashagan.

  Divestment proceeds for the year to date total $3.4 billion.

  The Return on Average Capital Employed (ROACE) on a net income basis for the 12 months ending September 30, 2003 was 15.9%. The ROACE on a CCS earnings basis for the 12 months ending September 30, 2003 was 16.5%. The main difference is the CCS adjustment to net income.

  At the end of the quarter the debt ratio was 22%, including the effect of recognition of long-term obligations. Cash and cash equivalents amounted to $2.5 billion.

  Cash flow from operations for the quarter was $5.2 billion (9 months total $17.3 billion). This cash, together with quarterly divestment proceeds ($1.1 billion) and an increase in debt, funded the investment programme, dividend payments of $2.5 billion and the $1.3 billion payment related to the 2002 acquisition of the DEA assets in Germany.

  Changes in US Generally Accepted Accounting Principles (GAAP) related to the accounting for long-term obligations, have brought US GAAP and Netherlands GAAP into better alignment. Consequently, at the end of the third quarter 2003, the Group’s Statement of Assets and Liabilities includes some $3.4 billion of additional tangible fixed assets and liabilities mainly relating to tolling arrangements (see note 1).

Commentary

Crude prices rose in the third quarter with only modest Iraqi export recovery, OPEC supply restraint and low crude and gasoline stocks in the US at the height of the driving season. Brent prices reached $30 a barrel during the quarter but weakened as demand softened, tempered by the OPEC decision to reduce the crude allocation quota later in the year. In the third quarter of 2003, Brent crude prices averaged $28.35 a barrel compared with $26.90 a barrel in the same quarter last year, while WTI prices averaged $30.20 a barrel in the third quarter of 2003 compared with $28.25 a year earlier. Crude prices will be influenced by the combination of OPEC supply restraints, non-OPEC production and Iraqi oil coming to market and the development of demand.

In the third quarter of 2003, Henry Hub prices moderated somewhat to average $4.89 per million Btu. Although lower than the second quarter average of $5.63, prices were high relative to historic third quarter prices. In the third quarter of 2002, the average Henry Hub price was $3.18. The main drivers behind lower prices in the third quarter were a record build of storage inventories during the quarter as a result of moderate weather and price-induced demand erosion, particularly in the industrial sector. Gas storage levels are within the normal range ahead of the upcoming winter.

In the third quarter of 2003, industry refining margins averaged $6.00, 7.15, 2.15 and 0.80 a barrel in the US Gulf Coast, US West Coast, Rotterdam, and Singapore, compared to $2.45, 3.25, 1.00 and 0.15 a barrel respectively in the same period last year. Refining margins on the US Gulf Coast increased amid refinery disruptions on the East Coast and in the Midcontinent following a power disruption. The heavy crude coking margin on the US Gulf Coast weakened relative to the light crude coking margin. US West Coast margins improved as a result of unplanned refinery and pipeline outages and reduced imports. European margins were lower than in the second quarter as refineries resumed normal operation after the spring turnaround season and weak heating oil demand depressed prices relative to the second quarter. Some support came from gasoline arbitrage opportunities to the USA. Singapore margins improved compared with the second quarter as the product supply demand balance tightened due to a high level of refinery maintenance and increased demand. Similar to Europe this was tempered by falling fuel oil demand. Overall margins are envisaged to return to a lower, more structural level for the remainder of the year and will be influenced by the pace of economic recovery and the availability of crude supply. Singapore margins are expected to remain low given the substantial refinery capacity overhang in the region.

Difficult industry conditions in Chemicals continued as margins were impacted by the high feedstock costs coupled with low demand and lower product prices. In Europe industry margins in base chemicals declined, while margins in intermediates sustained their second quarter level. In the US liquid feed industry cracker margins declined as crude prices increased. The short-term outlook for Chemicals remains weak and uncertain.

In Exploration and Production the final investment decision for Salym (Shell share 50%) in Western Siberia was announced.

Production started from Bijupirá-Salema (Shell share 80%) in the Campos basin offshore Brazil. The Campos basin is considered Brazil’s most prolific hydrocarbon province.

An agreement was signed with the Government of the Kingdom of Saudi Arabia, to form a joint venture (Shell share 40%) with Saudi Aramco and Total for the exploration of gas in the southern part of the Rub Al-Khali.

In China, production-sharing agreements (Shell share 20%) were signed for natural gas, oil and condensate in three exploration and two development areas in the Xihu Trough in the East China Sea. In Malaysia a new production sharing agreement was signed with Petronas for the offshore development of Baram Delta (Shell share 40%).

In North West Europe, landmark agreements were signed between Shell, ExxonMobil and Statoil for the export of Norwegian wet gas (Shell share 9%) to the United Kingdom, optimising existing UK infrastructure (Shell share 50%).

During the quarter, successful exploration and appraisal activities took place in Norway, USA, Kazakhstan, Angola, Nigeria and Brazil.

In the USA, the sale of upstream assets in Michigan for a price of $445 million was announced. In Bangladesh an agreement was signed to divest from the Sangu Development Area and two exploration blocks.

Shell and Qatar Petroleum signed a detailed Heads of Agreement (HoA) for the construction of the world’s largest Gas to Liquids (GTL) plant in Qatar in October. The project will develop upstream gas and liquids facilities and an onshore GTL plant to produce 140,000 barrels per day of GTL products (primarily naphtha and transport fuels and secondly light detergent feedstock, normal paraffins and lubricant base oils) and significant quantities of associated condensate and Liquefied Petroleum Gas (LPG). The project will be executed under an integrated Development and Production Sharing Agreement. The first phase is planned to be operational late 2008 / early 2009, producing around 70,000 barrels per day of GTL products. The second phase will be completed less than two years later.

In Gas & Power, further progress was made in Shell’s global LNG business. Nigeria LNG (Shell share 25.6%) signed a long term Sales and Purchase Agreement to supply 2.2 million tonnes per annum (mtpa) of LNG to the Lake Charles LNG import terminal in the USA, from the fourth and fifth trains’expansion. Sakhalin II (Shell share 55%) announced its third sales’Heads of Agreement with Kyushu Electric Power for the long-term supply of 0.5 mtpa of LNG. Meanwhile the US Cove Point LNG regasification terminal opened, providing Shell with access to the US East Coast gas market. Shell was awarded the long-term supply contract of 0.5 billion cubic feet per day of natural gas to the Comision Federal de Electricidad from an LNG re-gasification terminal to be built in Altamira, Mexico (Shell share 75%). The Australian Gorgon Joint Venture (Shell share 28.6%) was granted in-principle approval for a gas development using Barrow Island.

In Oil Products, the mandatory divestment of Shell’s 50% share of the Excel Paralubes base oil plant was completed following the Pennzoil-Quaker State (PQS) acquisition one year ago. Progress continued on the integration and delivery of PQS acquisition synergies with $75 million delivered by end of the third quarter.

Retail network restructuring, following the acquisition of Texaco’s assets in the US and DEA assets in Germany, progressed with a total of over 6,800 sites rebranded and 2,200 rationalised in the US and 570 DEA sites rebranded to Shell to date. The delivery of related synergies is ahead of schedule, with $330 million now delivered in the US and $150 million in Germany.

The sale of the LPG business in Brazil was completed.

In Chemicals, project financing for the Nanhai petrochemicals project (Shell share 50%) in China was concluded successfully. At $2.7 billion, this is the largest-ever private sector project financing in the Asia Pacific region. The Nanhai project is scheduled for completion by the end of 2005.

As announced earlier in the year, the Bayer-Shell Isocyanates joint venture (Shell share 50%), ceased operation.

Earnings by industry segment

Exploration and Production

THIRD QUARTER			$ million	NINE MONTHS
2003	2002	%		2003	2002	%

2,057	1,699	+21	Segment earnings	7,122	5,028	+42
-	15		Special credits/(charges)	-	80
			Asset retirement obligations (see note 1)	255
2,057	1,684	+22	Adjusted segment earnings	6,867	4,948	+39
2,401	2,474	-3	Crude oil production (thousand b/d)	2,390	2,363	+1
7,466	8,523	-12	Natural gas production available for sale (million scf/d)	8,780	9,114	-4

Third quarter adjusted earnings of $2,057 million were 22% higher than a year ago mainly due to significantly higher hydrocarbon prices, with gas realisations 45% higher than the same period last year. Gas realisations in the USA increased by 59% and outside the USA by 39%. Oil realisations were up 9%. Earnings reflected lower hydrocarbon production. Gains on the divestment of mature assets in the USA and various one-off tax credits were offset by the impairment of various assets in the UK and South America.

On a comparable basis oil production for the quarter was down 1% against the same period last year and gas production reduced by 5%, with overall production reducing 2%. This excludes the effects of divestments and lower entitlements under production sharing contracts (including the effect of higher hydrocarbon prices).

Oil production benefited from new fields in Nigeria (EA), Canada (Athabasca Oil Sands), the UK and Brazil and increased production from Nigeria and Abu Dhabi. This was offset by field declines, mainly in the USA (primarily the Brutus field), Australia, Oman, the UK and Norway, community disturbances impacting production in Nigeria and maintenance in the UK.

Gas production reflected lower demand in North West Europe and New Zealand, field declines in the USA and the UK and maintenance in the UK partly offset by higher production for LNG.

Capital investment in the third quarter of $2.4 billion was 3% lower than the corresponding period last year and included 100% of Sakhalin and the planned investment for the increased shareholding in Kashagan of $0.3 billion. Exploration expense amounted to $0.2 billion.

Gas & Power

THIRD QUARTER			$ million	NINE MONTHS
2003	2002	%		2003	2002	%

65	196	-67	Segment earnings	2,023	578	+250
-	69		Special credits/(charges)	1,036	86
65	127	-49	Adjusted segment earnings	987	492	+101
2.31	2.35	-2	Equity LNG sales volume (million tonnes)	6.86	6.55	+5

Third quarter adjusted earnings were $65 million compared to $127 million a year ago. The adjusted earnings were negatively impacted by net unusual charges of $239 million as a result of impairments in the power sector relating to InterGen and to a South American joint venture due to poor market conditions, partly offset by a credit resulting from the change in accounting for tolling arrangements. Without these effects year on year earnings of $304 million benefited from strong performance in LNG. Strong LNG demand and the build up of Nigeria LNG train 3 resulted in LNG volumes being 14% higher than in the same period a year ago excluding the Malaysia Satu LNG volumes. LNG prices were higher by some 5% compared to the same period last year reflecting higher crude and product prices.

Oil Products

THIRD QUARTER			$ million	NINE MONTHS
2003	2002	%		2003	2002	%

953	808	+18	Segment earnings	2,596	1,837	+41
73	225		CCS adjustment	(315)	567
880	583	+51	Segment CCS earnings	2,911	1,270	+129
-	56		Special credits/(charges)	-	(45)
880	527	+67	Adjusted segment CCS earnings	2,911	1,315	+121
4,113	4,130		Refinery intake (thousand b/d)	4,135	4,051	+2
7,408	7,467	-1	Oil product sales (thousand b/d)	7,407	7,364	+1

Third quarter earnings on an adjusted CCS basis of $880 million were 67% higher than a year ago. Refining earnings contributed the majority of this increase as industry margins improved in all regions. Offsetting this improvement was a significant decline in the light to heavy crude coking margin in the US Gulf Coast.

Outside the USA, adjusted CCS earnings increased to $706 million compared to $464 million a year ago. Refining earnings improved significantly in Europe and Asia reflecting improved margins from the weak refining environment a year ago. Increased refining earnings in Europe were partly offset by higher costs associated with a weaker US dollar and by a reduction in trading income versus the same period a year ago. Relative to the second quarter this year weaker refining margins mainly in Europe were offset by Asia. Marketing earnings were comparable to the same period last year as margin strength was offset by a 3% reduction in sales volumes attributable to network optimisation, shedding of unprofitable volumes and a weak global economy.

In the USA, adjusted earnings were $174 million compared to $63 million a year ago. Earnings increased as refining margins improved during the quarter and refining utilisation continued to steadily improve. Refinery intake increased by 1% versus the same period last year. Cost reductions were realised across the business as progress continued in delivering acquisition-related synergies. Retail sales volumes declined by 5% as a result of reduced demand and volume loss associated with restructuring of the network in line with plan. Offsetting this decline was an increase in trading volume following the integration of the US operations with the Shell Global Trading Network. Reduced product demand continued to impact product pipeline revenue and associated transportation earnings.

Chemicals

THIRD QUARTER			$ million	NINE MONTHS
2003	2002	%		2003	2002	%

12	164	-93	Segment earnings	108	361	-70
-	-		Special credits/(charges)	-	(10)
12	164	-93	Adjusted segment earnings	108	371	-71

Adjusted earnings for the third quarter were $12 million compared with $164 million a year ago as a result of declining unit margins, higher costs, business restructuring and asset impairment charges totalling $56 million, partly offset by higher volumes. Shell lower olefins cracker margins decreased from a year ago in both Europe and the US. Higher feedstock costs in Europe coincided with lower product prices. In the US product prices increased from a year ago, but were offset by higher feedstock and utility costs. Overall utilisations remain low and unchanged from a year ago. Polyolefins margins remained depressed though demand improved late in the quarter.

Other industry segments

THIRD QUARTER		$ million	NINE MONTHS
2003	2002		2003	2002

(160)	42	Segment earnings	(227)	(88)
-	38	Special credits/(charges)	-	38
(160)	4	Adjusted segment earnings	(227)	(126)

Adjusted earnings for the third quarter were a loss of $160 million compared to a profit of $4 million in 2002 mainly due to an impairment in Shell Solar ($127 million).

Corporate

THIRD QUARTER		$ million	NINE MONTHS
2003	2002		2003	2002

(141)	(214)	Segment net costs	(521)	(536)
-	-	Special credits/(charges)	-	-
(141)	(214)	Adjusted segment net costs	(521)	(536)

Third quarter net costs of $141 million were less than a year ago (costs of $214 million) and reflected non-recurring income ($93 million) and lower interest rates.

Note

The results shown for the third quarter and nine months are unaudited.

Results for the fourth quarter together with the final dividend proposals for 2003 are expected to be announced on February 5, 2004.

This publication contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

October 23, 2003

Statement of income

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2003	2003	2002	% *		2003	2002	%

66,134	64,880	59,301	+12	Sales proceeds **	200,388	162,307	+23
				Sales taxes, excise duties and
16,669	16,805	14,518		similar levies	49,033	40,433
___________	___________	___________			___________	___________
49,465	48,075	44,783	+10	Net proceeds	151,355	121,874	+24
41,177	40,027	37,171		Cost of sales **	124,683	101,626
___________	___________	___________			___________	___________
8,288	8,048	7,612	+9	Gross profit	26,672	20,248	+32
				Selling, distribution and
3,338	3,427	2,807		administrative expenses	9,788	7,944
194	152	161		Exploration	594	640
152	145	121		Research and development	429	337
___________	___________	___________			___________	___________
4,604	4,324	4,523	+2	Operating profit of Group companies	15,861	11,327	+40
				Share of operating profit of
653	836	709		associated companies	2,685	2,124
___________	___________	___________			___________	___________
5,257	5,160	5,232	-	Operating profit	18,546	13,451	+38
221	175	211		Interest and other income	1,865	572
352	300	441		Interest expense	1,026	943
(16)	(102)	(32)		Currency exchange gains/(losses)	(135)	(100)
___________	___________	___________			___________	___________
5,110	4,933	4,970	+3	Income before taxation	19,250	12,980	+48
2,324	2,038	2,275		Taxation	8,149	5,800
___________	___________	___________			___________	___________
2,786	2,895	2,695	+3	Income after taxation	11,101	7,180	+55
121	67	64		Minority interests	277	75
___________	___________	___________			___________	___________
2,665	2,828	2,631	+1	NET INCOME	10,824	7,105	+52
___________	___________	___________			___________	___________
* Q3 on Q3 change
** Certain amounts for 2002 have been reclassified (see note 1)

Earnings by industry segment

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2003	2003	2002	% *		2003	2002	%

				Exploration and Production:
1,303	1,374	1,173	+11	World outside USA	4,984	3,636	+37
754	649	526	+43	USA	2,138	1,392	+54
___________	___________	___________			___________	___________
2,057	2,023	1,699	+21		7,122	5,028	+42
___________	___________	___________			___________	___________
				Gas & Power:
90	356	211	-57	World outside USA	1,918	575	+234
(25)	96	(15)		USA	105	3
___________	___________	___________			___________	___________
65	452	196	-67		2,023	578	+250
___________	___________	___________			___________	___________
				Oil Products:
706	839	464	+52	World outside USA	2,474	1,168	+112
174	136	119	+46	USA	437	102	+328
___________	___________	___________			___________	___________
880	975	583	+51		2,911	1,270	+129
___________	___________	___________			___________	___________
				Chemicals:
75	166	189	-60	World outside USA	437	429	+2
(63)	(55)	(25)		USA	(329)	(68)
___________	___________	___________			___________	___________
12	111	164	-93		108	361	-70
___________	___________	___________			___________	___________
(160)	(27)	42		Other industry segments	(227)	(88)
___________	___________	___________			___________	___________
2,854	3,534	2,684	+6	TOTAL OPERATING SEGMENTS	11,937	7,149	+67
___________	___________	___________			___________	___________
				Corporate:
(155)	(178)	(268)		Interest income/(expense)	(592)	(503)
(31)	(19)	(16)		Currency exchange gains/(losses)	(60)	9
45	85	70		Other - including taxation	131	(42)
___________	___________	___________			___________	___________
(141)	(112)	(214)			(521)	(536)
___________	___________	___________			___________	___________
(118)	(86)	(51)		Minority interests	(280)	(17)
___________	___________	___________			___________	___________
2,595	3,336	2,419	+7	CCS EARNINGS	11,136	6,596	+69
___________	___________	___________			___________	___________
70	(508)	212		CCS adjustment	(312)	509
___________	___________	___________			___________	___________
2,665	2,828	2,631	+1	NET INCOME	10,824	7,105	+52
___________	___________	___________			___________	___________
* Q3 on Q3 change

Summarised statement of assets and liabilities

$ million

	Sept 30	June 30	Sept 30
	2003	2003	2002

Fixed assets:
Tangible fixed assets	86,034	82,377	75,882
Intangible fixed assets	4,809	4,747	1,362
Investments	21,479	21,454	20,214
	___________	___________	___________
	112,322	108,578	97,458
	___________	___________	___________
Other long-term assets	8,232	8,025	8,280
Current assets:
Inventories	11,413	10,976	10,295
Accounts receivable	27,665	28,246	25,916
Cash and cash equivalents	2,467	1,937	4,318
	___________	___________	___________
	41,545	41,159	40,529
	___________	___________	___________
Current liabilities:
Short-term debt	12,248	9,564	14,331
Accounts payable and accrued liabilities	28,911	30,650	27,713
Taxes payable	8,050	7,234	7,056
Dividends payable to Parent Companies	-	2,520	-
	___________	___________	___________
	49,209	49,968	49,100
	___________	___________	___________
Net current assets/(liabilities)	(7,664)	(8,809)	(8,571)
	___________	___________	___________
Total assets less current liabilities	112,890	107,794	97,167
	___________	___________	___________
Long-term liabilities:
Long-term debt	9,299	7,209	5,225
Other	5,923	6,048	5,761
	___________	___________	___________
	15,222	13,257	10,986
	___________	___________	___________
Provisions:
Deferred taxation	12,486	12,428	12,568
Other	9,433	9,469	6,839
	___________	___________	___________
	21,919	21,897	19,407
	___________	___________	___________
Minority interests	3,135	3,240	3,517
	___________	___________	___________
NET ASSETS	72,614	69,400	63,257
	___________	___________	___________

Summarised statement of cash flows (Note 6)

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2003	2003	2002		2003	2002

			CASH FLOW PROVIDED BY OPERATING ACTIVITIES:
2,665	2,828	2,631	Net income	10,824	7,105
2,995	2,390	2,228	Depreciation, depletion and amortisation	7,883	6,014
(315)	(149)	(156)	(Profit)/loss on sale of assets	(1,765)	(329)
292	550	1,091	Decrease/(increase) in net working capital	1,098	(580)
			Associated companies:
196	168	65	dividends more/(less) than net income	138	83
(251)	128	185	Deferred taxation and other provisions	119	26
(405)	(490)	(440)	Other	(1,007)	(352)
___________	___________	___________		___________	___________
5,177	5,425	5,604	Cash flow provided by operating activities	17,290	11,967
___________	___________	___________		___________	___________
			CASH FLOW USED IN INVESTING ACTIVITIES
(3,124)	(3,081)	(3,534)	Capital expenditure	(8,378)	(15,433)
911	105	376	Proceeds from sale of assets	1,284	836
(150)	130	(152)	Net investments in associated companies	(341)	(489)
475	44	29	Proceeds from sale and other movements in investments	2,194	32
___________	___________	___________		___________	___________
(1,888)	(2,802)	(3,281)	Cash flow used in investing activities	(5,241)	(15,054)
___________	___________	___________		___________	___________
			CASH FLOW PROVIDED BY/
			(USED IN) FINANCING ACTIVITIES:
(448)	306	(1,869)	Net increase/(decrease) in long-term debt	(551)	(1,644)
1,366	(445)	2,894	Net increase/(decrease) in short-term debt	(2,050)	9,861
(1,109)	(465)	10	Change in minority interests	(1,562)	415
(2,469)	(3,779)	(3,172)	Dividends paid to: Parent Companies	(6,248)	(6,961)
(93)	(108)	(30)	Minority interests	(244)	(174)
___________	___________	___________		___________	___________
(2,753)	(4,491)	(2,167)	Cash flow provided by/(used in) financing activities	(10,655)	1,497
___________	___________	___________		___________	___________
			Parent Companies' shares: net
(14)	(253)	29	sales/(purchases) and dividends received	(582)	(875)
			Currency translation differences relating
8	67	(8)	to cash and cash equivalents	99	113
___________	___________	___________		___________	___________
530	(2,054)	177	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	911	(2,352)
___________	___________	___________		___________	___________

Operational data

QUARTERS					NINE MONTHS
Q3	Q2	Q3
2003	2003	2002	%*		2003	2002	%

thousand b/d				CRUDE OIL PRODUCTION	thousand b/d
633	665	710		Europe	679	682
1,201	1,132	1,196		Other Eastern Hemisphere	1,149	1,134
389	423	463		USA	424	440
178	141	105		Other Western Hemisphere	138	107
___________	___________	___________			_________	_________
2,401	2,361	2,474	-3		2,390	2,363	+1
___________	___________	___________			_________	_________
million scf/d **				NATURAL GAS PRODUCTION	million scf/d **
				AVAILABLE FOR SALE
2,139	2,649	2,537		Europe	3,328	3,310
3,260	3,350	3,518		Other Eastern Hemisphere	3,247	3,455
1,455	1,627	1,780		USA	1,571	1,671
612	645	688		Other Western Hemisphere	634	678
___________	___________	___________			_________	_________
7,466	8,271	8,523	-12		8,780	9,114	-4
___________	___________	___________			_________	_________
million scm/d ***					million scm/d ***
61	75	72		Europe	94	94
92	95	100		Other Eastern Hemisphere	92	98
41	46	50		USA	44	47
17	18	19		Other Western Hemisphere	18	19
___________	___________	___________			_________	_________
211	234	241	-12		248	258	-4
___________	___________	___________			_________	_________
million tonnes				LIQUEFIED NATURAL GAS (LNG)	million tonnes
2.31	2.22	2.35	-2	Equity LNG sales volume	6.86	6.55	+5
$/bbl				Realised Oil Prices		$/bbl
27.54	25.03	25.18		WOUSA	27.52	22.90
26.94	25.23	24.84		USA	27.13	22.11
27.46	25.06	25.13		Global	27.46	22.77
$/thousand scf				Realised Gas Prices	$/thousand scf
2.73	2.69	1.97		WOUSA	2.70	2.05
5.15	5.63	3.23		USA	5.91	3.04
3.31	3.36	2.28		Global	3.38	2.26
* Q3 on Q3 change
** scf/d = standard cubic feet per day
*** scm/d = standard cubic metres per day

Operational data (continued)

QUARTERS					NINE MONTHS
Q3	Q2	Q3
2003	2003	2002	%*		2003	2002	%

thousand b/d					thousand b/d
				REFINERY PROCESSING INTAKE
1,732	1,736	1,792		Europe	1,761	1,744
952	960	925		Other Eastern Hemisphere	959	925
1,063	1,097	1,056		USA	1,066	1,075
366	334	357		Other Western Hemisphere	349	307
_________	_________	_________			_________	_________
4,113	4,127	4,130	-		4,135	4,051	+2
_________	_________	_________			_________	_________
				OIL SALES
2,778	2,820	2,770		Gasolines	2,758	2,785
844	745	861		Kerosines	799	775
2,290	2,302	2,418		Gas/Diesel oils	2,285	2,303
762	849	652		Fuel oil	825	738
734	758	766		Other products	740	763
_________	_________	_________			_________	_________
7,408	7,474	7,467	-1	Total oil products**	7,407	7,364	+1
4,614	4,621	5,038		Crude oil	4,746	5,045
_________	_________	_________			_________	_________
12,022	12,095	12,505	-4	Total oil sales	12,153	12,409	-2
_________	_________	_________			_________	_________
				**comprising
2,123	2,115	2,240		Europe	2,099	2,192
1,289	1,286	1,281		Other Eastern Hemisphere	1,283	1,280
2,400	2,503	2,067		USA	2,373	2,138
772	735	788		Other Western Hemisphere	740	774
824	835	1,091		Export sales	912	980
$ million				CHEMICAL SALES - NET PROCEEDS***	$ million
1,263	1,490	1,100		Europe	4,272	2,920
790	711	628		Other Eastern Hemisphere	2,258	1,540
1,326	1,390	1,228		USA	4,178	3,469
191	185	158		Other Western Hemisphere	559	355
_________	_________	_________			_________	_________
3,570	3,776	3,114	+15		11,267	8,284	+36
_________	_________	_________			_________	_________
* Q3 on Q3 change *** Excluding proceeds from chemical trading activities

Capital investment

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2003	2003	2002		2003	2002

			Capital expenditure:
			Exploration and Production:
1,865	1,807	1,794	World outside USA	4,859	9,555
342	396	501	USA	1,035	1,329
___________	___________	___________		___________	___________
2,207	2,203	2,295		5,894	10,884
___________	___________	___________		___________	___________
			Gas & Power:
245	222	184	World outside USA	679	283
10	12	1	USA	23	6
___________	___________	___________		___________	___________
255	234	185		702	289
___________	___________	___________		___________	___________
			Oil Products:
			Refining:
100	93	1,103	World outside USA	259	1,298
95	90	218	USA	312	1,628
___________	___________	___________		___________	___________
195	183	1,321		571	2,926
___________	___________	___________		___________	___________
			Marketing:
236	246	753	World outside USA	597	1,214
52	48	36	USA	139	649
___________	___________	___________		___________	___________
288	294	789		736	1,863
___________	___________	___________		___________	___________
			Chemicals:
30	32	65	World outside USA	86	186
83	82	103	USA	231	289
___________	___________	___________		___________	___________
113	114	168		317	475
___________	___________	___________		___________	___________
66	53	111	Other segments	160	331
___________	___________	___________		___________	___________
3,124	3,081	4,869	TOTAL CAPITAL EXPENDITURE	8,380	16,768
___________	___________	___________		___________	___________
			Exploration expense:
151	116	132	World outside USA	406	484
24	37	28	USA	145	154
___________	___________	___________		___________	___________
175	153	160		551	638
___________	___________	___________		___________	___________
			New equity investments in associated companies:
57	1	56	World outside USA	177	131
248	9	17	USA	281	220
___________	___________	___________		___________	___________
305	10	73		458	351
___________	___________	___________		___________	___________
34	158	246	New loans to associated companies	388	539
___________	___________	___________		___________	___________
3,638	3,402	5,348	TOTAL CAPITAL INVESTMENT*	9,777	18,296
___________	___________	___________		___________	___________
			*comprising
2,389	2,356	2,457	Exploration and Production	6,452	11,529
470	247	199	Gas & Power	1,006	346
483	473	2,126	Oil Products	1,311	5,015
146	114	208	Chemicals	409	535
116	54	112	Other segments	211	332
34	158	246	New loans to associated companies	388	539
___________	___________	___________		___________	___________
3,638	3,402	5,348		9,777	18,296
___________	___________	___________		___________	___________

Special items (Note 3)

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2003	2003	2002	credits/(charges)	2003	2002

			Exploration and Production:
			World outside USA
-	-	-	Restructuring and redundancy	-	(68)
-	-	15	Asset disposals/impairment	-	47
			USA
-	-	-	Asset disposals/impairment	-	101
___________	___________	___________		___________	___________
-	-	15		-	80
___________	___________	___________		___________	___________
			Gas & Power:
			World outside USA
-	-	84	Asset disposals/impairment	1,036	84
-	-	-	Other	-	(21)
			USA
-	-	(15)	Asset disposals/impairment	-	23
________	________	________		________	________
-	-	69		1,036	86
___________	___________	___________		___________	___________
			Oil Products:
			World outside USA
-	-	-	Restructuring and redundancy	-	(31)
-	-	-	Asset disposals/impairment	-	(26)
			USA
-	-	92	Asset disposals/impairment	-	92
-	-	(36)	Other	-	(80)
___________	___________	___________		___________	___________
-	-	56		-	(45)
___________	___________	___________		___________	___________
			Chemicals:
			USA
-	-	-	Other	-	(10)
___________	___________	___________		___________	___________
-	-	-		-	(10)
___________	___________	___________		___________	___________

			Other industry segments:
-	-	38	Asset disposals/impairment	-	38
___________	___________	___________		___________	___________
-	-	38		-	38
___________	___________	___________		___________	___________
			Minority interests:
-	-	-	Asset disposals/impairment	-	11
___________	___________	___________		___________	___________
-	-	-		-	11
___________	___________	___________		___________	___________
___________	___________	___________		___________	___________
-	-	178	SPECIAL ITEMS	1,036	160
___________	___________	___________		___________	___________

Adjusted CCS earnings by industry segment

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2003	2003	2002	% *		2003	2002	%

				Exploration and Production:
1,303	1,374	1,158	+13	World outside USA	4,984	3,657	+36
754	649	526	+43	USA	2,138	1,291	+66
				Asset retirement obligations	(255)
___________	___________	___________			___________	___________
2,057	2,023	1,684	+22		6,867	4,948	+39
___________	___________	___________			___________	___________
				Gas & Power:
90	356	127	-29	World outside USA	882	512	+72
(25)	96	-	-	USA	105	(20)	-
___________	___________	___________			___________	___________
65	452	127	-49		987	492	+101
___________	___________	___________			___________	___________
				Oil Products:
706	839	464	+52	World outside USA	2,474	1,225	+102
174	136	63	+176	USA	437	90	+386
___________	___________	___________			___________	___________
880	975	527	+67		2,911	1,315	+121
___________	___________	___________			___________	___________
				Chemicals:
75	166	189	-60	World outside USA	437	429	+2
(63)	(55)	(25)		USA	(329)	(58)
___________	___________	___________			___________	___________
12	111	164	-93		108	371	-71
___________	___________	___________			___________	___________
(160)	(27)	4		Other industry segments	(227)	(126)
___________	___________	___________			___________	___________
2,854	3,534	2,506	+14	TOTAL OPERATING SEGMENTS	10,646	7,000	+52
___________	___________	___________			___________	___________
				Corporate:
(155)	(178)	(268)		Interest income/(expense)	(592)	(503)
(31)	(19)	(16)		Currency exchange gains/(losses)	(60)	9
45	85	70		Other – including taxation	131	(42)
___________	___________	___________			___________	___________
(141)	(112)	(214)			(521)	(536)
___________	___________	___________			___________	___________
(118)	(86)	(51)		Minority interests	(280)	(28)
___________	___________	___________			___________	___________
2,595	3,336	2,241	+16	ADJUSTED CCS EARNINGS	9,845	6,436	+53
___________	___________	___________			___________	___________
* Q3 on Q3 change

Proforma earnings per share (Note 7)

QUARTERS				NINE MONTHS
Q3	Q2	Q3
2003	2003	2002		2003	2002

			ROYAL DUTCH
0.68	0.72	0.77	Net income per share (€)	2.83	2.19
0.77	0.81	0.76	Net income per share ($)	3.12	2.03
0.75	0.96	0.69	CCS earnings per share ($)	3.21	1.89
0.66	0.85	0.65	Adjusted CCS earnings per share (€)	2.56	1.99
0.75	0.96	0.64	Adjusted CCS earnings per share ($)	2.84	1.84
			SHELL TRANSPORT
6.8	7.2	7.0	Net income per share (pence)	27.8	19.7
0.66	0.71	0.65	Net income per ADR ($)	2.69	1.75
0.64	0.83	0.60	CCS earnings per ADR ($)	2.76	1.63
6.7	8.5	6.0	Adjusted CCS earnings per share (pence)	25.3	17.9
0.64	0.83	0.56	Adjusted CCS earnings per ADR ($)	2.44	1.59

Notes

NOTE 1. Accounting policies

Changes in US Generally Accepted Accounting Principles (GAAP) related to the accounting for long-term obligations, have brought US GAAP and Netherlands GAAP into better alignment. At the end of the third quarter 2003, FIN 46 (Consolidation of Variable Interest Entities) was implemented with a consequential increase in tangible fixed assets and liabilities.

Additionally in the third quarter of 2003, US accounting standard FAS 150 was implemented requiring certain minority interests to be reclassified as debt.

US accounting standard FAS 143 is effective for the Group from the first quarter, 2003 and requires that an entity recognises the discounted ultimate liability for an asset retirement obligation in the period in which it is incurred together with an offsetting asset. The cumulative effect of the change has been included within net income for the first quarter, 2003. In the first quarter, 2003, the Group completed the implementation of US accounting guidance EITF Issue No. 02-03, which includes the requirement that gains and losses on certain derivative instruments be shown net in the Statement of Income. Certain prior period amounts have been reclassified, resulting in a reduction in sales proceeds and a corresponding reduction in cost of sales.

In all other respects the Group's accounting policies are essentially unchanged from those set out in Note 2 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2002 Annual Reports and Accounts on pages 58 to 60.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. These earnings are more comparable with those of companies using the last-in first-out (LIFO) inventory basis after excluding any inventory drawdown effects. The adjustment from net income on to an estimated current cost of supplies basis has no related balance sheet entry.

NOTE 3. Special items

Special items are those significant credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings. With effect from the first quarter, 2003, certain items which would have been treated as special items under previous practice have not been so treated, in line with SEC Regulation G, on the grounds that items of a similar nature have occurred, or could occur, within a two-year period.

NOTE 4. Return on average capital employed (ROACE)

The Group’s preferred measure of return on capital is on a CCS basis. The nearest equivalent GAAP measure is the “net income” basis. ROACE on a net income basis is the sum of the current and previous three quarters’ net income plus interest expense, less tax and minority interest (both calculated at the average rate for the Group), as a percentage of the average of the Group share of closing capital employed and the opening capital employed a year earlier. In the calculation of ROACE on a CCS earnings basis, the sum of the current and previous three quarters’ net income is replaced by the sum of the current and previous three quarters’ CCS earnings, and total interest expense is replaced by Group companies’ interest expense only. The tax rate and the minority interest components are derived from calculations at the published segment level.

NOTE 5. Earnings by industry segment

Operating segment results exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment, and minority interests.

NOTE 6. Statement of cash flows

This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

NOTE 7. Proforma earnings per share

Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in the Royal Dutch and Shell Transport 2002 Annual Reports and Accounts in Note 1 on page 58). For the purposes of these proforma calculations, Group CCS earnings and adjusted CCS earnings are also shared in the proportion 60:40. For Royal Dutch and Shell Transport, earnings per share in euro and sterling respectively are translated from underlying US dollars at average rates for the period.

In the first quarter 2001, Royal Dutch and Shell Transport each commenced a share buyback programme under authorisation granted at shareholders' meetings in May 2000. All Shell Transport shares bought as part of this programme are cancelled immediately. Royal Dutch shares bought as part of this programme can only be cancelled in arrears after such a resolution has been passed at the General Meeting of Royal Dutch shareholders. The last such resolution was on April 23, 2003 for shares bought under this programme since the previous General Meeting. For the purpose of earnings per share calculations all shares bought under the share buyback programme are deemed to have been cancelled upon the day of purchase.

Earnings per share calculations are based on the following weighted average number of shares:

	Q3	Q2	Q3	Nine months	Nine Months
	2003	2003	2002	2003	2002

Royal Dutch shares of €0.56 (millions)	2,083.5	2,083.5	2,088.4	2,083.5	2,095.8
Shell Transport shares of 25p (millions)	9,667.5	9,667.5	9,689.5	9,667.5	9,722.6

Shares at the end of the following periods are:

	Q3	Q2	Q3
	2003	2003	2002

Royal Dutch shares of €0.56 (millions)	2,083.5	2,083.5	2,083.7
Shell Transport shares of 25p (millions)	9,667.5	9,667.5	9,668.5

One American Depository Receipt (ADR) or New York Share is equal to six 25p Shell Transport shares.

All amounts shown throughout this report are unaudited.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (M.C.M. Brandjes)

Date: 23 October 2003